FIRSTFED BANCORP, INC.

2001 ANNUAL REPORT

CONTENTS

LETTER TO STOCKHOLDERS 1

CONSOLIDATED FINANCIAL STATEMENTS 3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 7

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS 24

MANAGEMENT'S DISCUSSION AND ANALYSIS 25

COMMON STOCK DATA 29

BOARDS OF DIRECTORS 30

OFFICERS 31

CORPORATE PROFILE

FirstFed Bancorp, Inc. (the "Company") is a financial holding company located in Bessemer, Alabama. Through its subsidiary, First Financial Bank, it serves portions of Jefferson, Shelby, Bibb and Tuscaloosa counties. In March 2002, First Financial Bank was created by the merger of First Federal Savings Bank and First State Bank of Bibb County. The name was then changed to First Financial Bank, which is an Alabama chartered commercial bank. Offices are located in Bessemer, Centreville, Hoover, Hueytown, Pelham, Vance, West Blocton and Woodstock.

LETTER TO STOCKHOLDERS

Fiscal year 2001 and the first few months of fiscal 2002 have been a period of progress and positive change for FirstFed Bancorp, Inc. During fiscal 2001, we launched our internet banking product called "First Online", completed an arbitrage transaction that is expected to net a return of 10% on equity and 1% on assets (after tax) for the next several years, purchased Bank Owned Life Insurance (BOLI) as a tax-free investment to partially offset the cost of benefit plans, purchased $2.3 million of FirstFed stock to be held as treasury stock, successfully managed the Banks in a rapidly changing interest rate environment, increased assets by 15.9% and deposits by 7.1%, began participation in a new Reconstruction Housing Program for the City of Bessemer, began construction on a new and expanded Hueytown location, and planned for the merger of First Federal Savings Bank and First State Bank of Bibb County.

On March 8, 2002, we completed our merger of First Federal into First State. After the merger, the name of the combined Bank was changed to First Financial Bank. First Financial is a State of Alabama commercial bank with eight locations. This merger will allow for greater operating efficiencies, improved use of senior management's time and attention, more convenience for our customers, and a focus on commercial banking activities. We believe the use of "First" in the new name of First Financial Bank , which was common to both First Federal and First State, will allow us to continue our focus and culture of personal attention to our customers by putting them first. Also in March 2002, we moved into our new Hueytown location. The new and expanded facility has the up-to-date banking features, including an ATM and safe deposit boxes.

The Company paid quarterly dividends of $.07 per share and also paid a special dividend of $.10 per share in March 2001 for total dividends of $.38 per share. We believe that this continues to be a strong return on investment to our stockholders. Also, we believe that the purchases of outstanding shares of FirstFed stock during the year were a good use of excess capital for the Company and shareholders.

The Company did report a decline in earnings and earnings per share for the year ended December 31, 2001, when compared to the prior year. We believe that the primary factor in this decline was the rapid reduction in interest rates during the year. These reductions were called for by our government in an effort to strengthen the economy during a difficult period. The Company is well-matched related to the timing of the repricing of assets and liabilities; however, the assets still adjusted faster than the liabilities resulting in a decreased interest rate spread. We believe that the Company is well-positioned to minimize any negative impact of future interest rate movements.

To offset some of the negative impact of the declining rate environment on earnings, the Company completed an arbitrage transaction in 2001. In the transaction, $17 million was borrowed from the Federal Home Loan Bank of Atlanta, with $14 million invested in high-grade corporate bonds and $3 million used for lending. This transaction is expected to yield a return on equity above 10% and return on assets above 1 % after income taxes. In addition, the Company purchased Bank Owned Life Insurance (BOLI) totaling $4,250,000 as an investment. Earnings on the investment are tax-free, as such earnings are used to offset the cost of benefit plans.

In 2001, First Federal began participation in the City of Bessemer's Reconstruction Housing Program. The program allows potential homebuyers to purchase new homes at a reduced payment, no down payment, and at lower interest costs than they might ordinarily find. We believe the program will turn renters into homeowners, and revitalize some of the older neighborhoods. It is just another way for the Company to be involved with the progress of the communities we serve.

At the time of this report, we are well underway into fiscal 2002. With the merger of the two Banks behind us, we will turn our efforts and energies to new opportunities and improvements to the Company and Bank. We look forward to the continued opportunity to be of service to our customers and stockholders.

Sincerely,

B. K. Goodwin, III
Chairman of the Board, Chief
Executive Officer and President

1ST FINANCIAL BANK
We Put *You* First

FIRSTFED BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2001 and 2000

(Dollar amounts in thousands, except share amounts)

	2001	2000
ASSETS		
Cash and cash equivalents:		
Cash on hand and in banks	$ 3,358	$ 3,173
Interest-bearing deposits in other banks	11,949	1,520
Federal funds sold	7,298	43
	22,605	4,736
Securities available-for-sale	6,577	9,090
Loans held for sale	2,158	351
Securities held-to-maturity, fair value of $29,433 and $15,903, respectively	28,840	15,833
Loans receivable, net of allowance for loan losses of $775 and $966, respectively	108,986	118,536
Land, buildings and equipment, net	3,566	3,256
Bank owned life insurance	4,545	-
Goodwill	983	1,092
Real estate owned	1,387	1,916
Accrued interest receivable	1,840	1,807
Other assets	740	587
	$ 182,227	$ 157,204
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits	$ 146,069	$ 136,417
FHLB advances	17,000	-
Accrued interest payable	303	85
Dividend payable	162	178
Other liabilities	227	364
	163,761	137,044
Commitments and contingencies (Notes 3, 8, 9 and 10)		
Stockholders' equity:		
Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $.01 par value, 10,000,000 shares authorized, 3,141,780 issued and 2,311,832 outstanding at December 31, 2001 and 3,118,273 issued and 2,538,371 outstanding at December 31, 2000	31	31
Paid-in capital	8,081	7,954
Retained earnings	17,079	16,823
Deferred compensation obligation (Note 8)	1,766	1,580
Deferred compensation treasury stock (197,602 shares at December 31, 2001 and 180,663 shares at December 31, 2000) (Note 8)	(1,792)	(1,654)
Treasury stock, at cost (829,948 shares at December 31, 2001 and 579,902 shares at December 31, 2000)	(6,088)	(3,752)
Unearned compensation	(666)	(811)
Accumulated other comprehensive gain (loss)	55	(11)
	18,466	20,160
	$ 182,227	$ 157,204

The accompanying notes are an integral part of these consolidated statements.

FIRSTFED BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2001 and 2000

(Dollar amounts in thousands, except share amounts)

	2001	2000
INTEREST INCOME		
Interest and fees on loans	$ 10,594	$ 10,832
Interest and dividends on securities	2,003	1,865
Other interest income	672	460
Total interest income	13,269	13,157
INTEREST EXPENSE		
Interest on deposits	5,986	6,165
Interest on FHLB advances	867	-
Total interest expense	6,853	6,165
Net interest income	6,416	6,992
Provision for loan losses	96	135
Net interest income after provision for loan losses	6,320	6,857
NONINTEREST INCOME		
Fees and other noninterest income	1,084	919
Bank owned life insurance	295	-
Total noninterest income	1,379	919
NONINTEREST EXPENSE		
Salaries and employee benefits	3,379	3,107
Office building and equipment expense	625	592
Amortization of goodwill	108	108
Data processing expense	519	463
Other operating expense	1,285	1,037
Total noninterest expense	5,916	5,307
Income before provision for income taxes	1,783	2,469
Provision for income taxes	593	919
NET INCOME	$ 1,190	$ 1,550
AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	2,400,247	2,459,148
BASIC EARNINGS PER SHARE	$ .50	$ .63
AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	2,442,419	2,522,073
DILUTED EARNINGS PER SHARE	$ .49	$ .61
DIVIDENDS DECLARED PER SHARE	$ .38	$ .35

The accompanying notes are an integral part of these consolidated statements.

FIRSTFED BANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

(Dollar amounts in thousands, except share amounts)

	Common Stock	Paid-In Capital	Retained Earnings	Deferred Compensation Obligation	Deferred Compensation Treasury Stock	Treasury Stock	Unearned Compensation	Accumulated Other Comprehensive Gain (Loss)	Comprehensive Income (Note 1)
BALANCE, December 31, 1999	$ 31	$ 7,773	$ 16,155	$ 1,307	$ (1,433)	$ (3,752)	$ (934)	$ (167)	
Net income	-	-	1,550	-	-	-	-	-	$ 1,550
Change in unrealized gain (loss) on securities available-for-sale, net of tax of $(128)	-	-	-	-	-	-	-	156	156
Comprehensive income	-	-	-	-	-	-	-	-	$ 1,706
Amortization of unearned compensation	-	-	-	-	-	-	148	-	
Awards under stock plans	-	25	-	-	-	-	(25)	-	
Dividends declared ($.35 per share)	-	-	(882)	-	-	-	-	-	
Exercise of stock options	-	49	-	-	-	-	-	-	
Change in stock value of Employee Stock Ownership Plan	-	(16)	-	-	-	-	-	-	
Purchase of Deferred Compensation Treasury	-	-	-	221	(221)	-	-	-	
Amortization of Deferred Compensation	-	-	-	52	-	-	-	-	
Stock issued under Dividend Reinvestment Plan	-	123	-	-	-	-	-	-	
BALANCE, December 31, 2000	$ 31	$ 7,954	$ 16,823	$ 1,580	$ (1,654)	$ (3,752)	$ (811)	$ (11)	
Net income	-	-	1,190	-	-	-	-	-	$ 1,190
Change in unrealized gain (loss) on securities available-for-sale, net of tax of $(39)	-	-	-	-	-	-	-	66	66
Comprehensive income	-	-	-	-	-	-	-	-	$ 1,256
Amortization of unearned compensation	-	-	-	-	-	-	168	-	
Awards under stock plans	-	23	-	-	-	-	(23)	-	
Dividends declared ($.38 per share)	-	-	(934)	-	-	-	-	-	
Exercise of stock options	-	14	-	-	-	-	-	-	
Change in stock value of Employee Stock Ownership Plan	-	(25)	-	-	-	-	-	-	
Purchase of Deferred Compensation Treasury	-	-	-	138	(138)	-	-	-	
Amortization of Deferred Compensation	-	-	-	48	-	-	-	-	
Stock issued under Dividend Reinvestment Plan	-	115	-	-	-	-	-	-	
Purchase of treasury shares	-	-	-	-	-	(2,336)	-	-	
BALANCE, December 31, 2001	$ 31	$ 8,081	$ 17,079	$ 1,766	$ (1,792)	$ (6,088)	$ (666)	$ 55	

The accompanying notes are an integral part of these consolidated statements.

FIRSTFED BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000
(Dollar amounts in thousands)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,190	$ 1,550
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation, amortization and accretion	147	207
Provision (credit) for deferred income taxes	(57)	(195)
Provision for loan losses	96	135
Provision for real estate losses	115	-
Loan fees deferred, net	382	265
Loss on sale of real estate, net	203	104
Origination of loans held for sale	(14,561)	(4,487)
Proceeds from loans held for sale	12,754	4,391
Amortization of goodwill	108	108
Provision for deferred compensation	138	221
Increase in surrender value of Bank Owned Life Insurance	(295)	-
Decrease (increase) in assets:		
Accrued interest receivable	(33)	(204)
Other assets	(114)	361
Increase (decrease) in liabilities:		
Accrued interest payable	218	(62)
Other liabilities	(80)	(2)
Net cash provided by (used in) operating activities	211	2,392
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from maturities of securities available-for-sale	7,364	950
Proceeds from maturities and payments received on securities held-to-maturity	11,717	2,952
Proceeds from the sale of securities available-for-sale	1,800	4,496
Purchase of securities held-to-maturity	(24,812)	-
Purchase of securities available-for-sale	(6,504)	(1,847)
Purchase of Bank Owned Life Insurance	(4,250)	-
Proceeds from sale of real estate and repossessed assets	2,296	409
Net loan (originations) repayments	7,280	(5,988)
Capital expenditures	(590)	(375)
Net cash provided by (used in) investing activities	(5,699)	597
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase (decrease) in deposits, net	9,652	(15,162)
Proceeds from Federal Home Loan Bank advances	17,000	-
Proceeds from exercise of stock options	14	49
Proceeds from dividend reinvestment	115	123
Cash dividends paid	(950)	(879)
Purchase of treasury stock for Deferred Compensation Plan	(138)	(221)
Purchase of treasury stock	(2,336)	-
Net cash provided by (used in) financing activities	23,357	(16,090)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,869	(13,101)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,736	17,837
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 22,605	$ 4,736

The accompanying notes are an integral part of these consolidated statements.

FIRSTFED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Organization and Basis of Presentation

FirstFed Bancorp, Inc. (the "Company") is the holding company and sole shareholder of First Federal Savings Bank ("First Federal") and First State Corporation ("FSC"). FSC is the sole shareholder of First State Bank of Bibb County ("First State"). First Federal and First State are referred to herein collectively as the "Banks". There are no material assets in FSC except for the investment in First State. The accompanying consolidated financial statements include the accounts of the Company, First Federal, FSC and First State. All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Banks, through eight branch offices located in Alabama, are engaged in a full range of banking services. Those services consist of providing various deposit opportunities to customers and originating primarily 1-4 family mortgage loans, and to a lesser extent commercial and installment loans, in portions of the Birmingham metropolitan areas and counties surrounding its south and west borders.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The primary estimate herein is the allowance for loan losses.

Securities

The Company classifies securities as either trading, available-for-sale or held-to-maturity based on management's intent at the time of purchase and the Company's ability to hold such securities to maturity. There are no securities classified as trading as of December 31, 2001 and 2000.

Securities designated as available-for-sale are carried at fair value. The unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from earnings and is reported net of deferred taxes as a component of stockholders' equity in accumulated other comprehensive gain (loss). This caption includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

Securities classified as held-to-maturity are carried at amortized cost, as the Company has the ability and positive intent to hold these securities to maturity. Federal Home Loan Bank ("FHLB") stock is a required stock holding and is carried at cost, as there is no market for these shares.

Premiums and discounts are recognized in interest income using a method that approximates the effective interest method.

Loans Held for Sale

Loans held for sale are recorded at the lower of amortized cost or market value, as such loans are not intended to be held to maturity. As of December 31, 2001 and 2000, loans held for sale consisted of mortgage loans that have been committed for sale to third-party investors.

Loans Receivable

Loans receivable are stated at unpaid principal balances, net of the allowance for loan losses and deferred loan origination fees and costs. Interest is credited to income based upon the recorded investment.

An allowance is established for uncollectible interest on loans that are 90 days past due based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received and, in management's judgement, the borrower's ability to make periodic interest and principal payments has been demonstrated, in which case the loan is returned to accrual status.

Allowance for Loan Losses

The allowance for loan losses is maintained at levels which management considers adequate to absorb losses currently in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, the estimated value of underlying collateral, and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations; however, the allowance is reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known. Specific allowances for impaired loans are based on comparisons of the carrying values of the loans to the present value of the loans' estimated cash flows at each loan's original effective interest rate, the fair value of the collateral, or the loans' observable market prices. The Company had no loans designated as impaired at either December 31, 2001 or 2000.

Loan Origination Fees and Related Costs

Nonrefundable fees associated with loan originations, net of direct costs associated with originating loans, are deferred and amortized over the contractual lives of the loans or the repricing period for certain loans using the level yield method. Such amortization is reflected in "Interest and fees on loans" in the accompanying Consolidated Statements of Income.

Loan commitment fees are recognized in income upon expiration of the commitment period, unless the commitment results in the loan being funded.

Long-Lived Assets

Land is stated at cost. Buildings and equipment are stated at cost less accumulated depreciation. Depreciation is provided at straight-line rates over the estimated service lives of the related property (15-50 years for buildings and improvements and 3-10 years for furniture and equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation accounts, and any profit or loss resulting therefrom is reflected in the accompanying Consolidated Statements of Income.

Goodwill was amortized on a straight-line basis over 15 years. Accumulated amortization as of December 31, 2001 and 2000, was $641,000 and $533,000, respectively. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 on January 1, 2002. There was no impairment recognized. See further discussion in "Pending Accounting Pronouncements."

The Company continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a charge to the income statement. There were no significant impairment losses recorded during either period reported herein.

The Company adopted SFAS No. 144 on January 1, 2002, which replaces the existing guidance of SFAS No. 121. See "Pending Accounting Pronouncements" for further discussion.

Derivatives

The Banks use derivatives to hedge interest rate exposures by mitigating the interest rate risk of mortgage loans held for sale and mortgage loans in process. The Banks regularly enter into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. The Banks' obligations under forward contracts consist of "best effort" commitments to deliver mortgage loans originated in the secondary market at a future date. Interest rate lock commitments related to loans that are originated for later sale are to be classified as derivatives. In the normal course of business, the Banks regularly extends these rate lock commitments to customers during the loan origination process but the amounts as of December 31, 2001, are not material.

Comprehensive Income

Comprehensive income is the total of net income and unrealized gains and losses on securities available-for-sale, net of income taxes. Comprehensive income is displayed in the accompanying Consolidated Statements of Stockholders' Equity. There were sales and calls of securities available-for-sale during the years ended December 31, 2001 and 2000; however, the net realized gains/losses were not material.

Statements of Cash Flows

For purposes of presenting the Consolidated Statements of Cash Flows, the Company considers cash on hand and in banks, interest-bearing deposits in other banks and federal funds sold to be cash and cash equivalents.

	2001	2000
SUPPLEMENTAL CASH FLOW INFORMATION:	(In thousands)	
Cash paid during the period for-		
Income taxes	$ 707	$ 970
Interest	6,635	6,227
Non-cash transactions-		
Transfers of loans receivable to real estate owned	2,112	1,686
Noncash compensation under stock plans	23	25

Earnings Per Share

Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised or converted into common stock. A reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation is as follows:

	Year Ended December 31, 2001			Year Ended December 31, 2000		
	Basic	Dilutive Effect of Options Issued	Diluted	Basic	Dilutive Effect of Options Issued	Diluted
Net Income	$1,190,000	-	$1,190,000	$1,550,000	-	$1,550,000
Shares available to common stockholders	2,400,247	42,172	2,442,419	2,459,148	62,925	2,522,073
Earnings Per Share	$ 0.50	-	$ 0.49	$ 0.63	-	$ 0.61

Options to purchase 66,574 and 25,675 shares of common stock at prices ranging from $7.75 to $12.50 and $9.00 to $12.50 were outstanding at December 31, 2001 and 2000, respectively, but not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common stock. The options will expire at various times over the next nine years. There were 52,717 and 61,503 shares of common stock held by the Employee Stock Ownership Plan and unallocated at December 31, 2001 and 2000, respectively. These shares are outstanding but not included in the computation of earnings per share.

Pending Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, *"Business Combinations."* SFAS No. 141 addresses financial accounting and reporting for business combinations and supercedes Accounting Principles Board ("APB") Opinion No. 16, *"Business Combinations"*, and SFAS No. 38, *"Accounting for Preacquisition Contingencies of Purchased Enterprises."* All business combinations in the scope of this statement are to be accounted for using the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001. The Company will apply the provisions of this statement in any future business combinations.

In June 2001, the FASB issued SFAS No. 142, *"Goodwill and Other Intangible Assets."* This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion No. 17, *"Intangible Assets."* It addresses how intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this statement are required to be applied to fiscal years beginning after December 15, 2001. At December 31, 2001, the Company had unamortized goodwill in the amount of $983,000 and no identifiable intangible assets. Amortization expense for the year ended December 31, 2001 was $108,000 related to goodwill. Upon adoption on January 1, 2002, the Company's ceased amortizing goodwill and does not anticipate recognizing any goodwill impairment.

In August 2001, the FASB issued SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* This statement supercedes SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"*, and the accounting and reporting provisions of APB Opinion No. 30, *"Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions"*, for the disposal of a segment of a business. This statement also amends Accounting Research Bulletin No. 51, *"Consolidated Financial Statements."* SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early adoption encouraged. The effects of this statement did not have a material impact on the Company's consolidated financial position and results of operations upon adoption on January 1, 2002.

2. SECURITIES AVAILABLE-FOR-SALE AND SECURITIES HELD-TO-MATURITY:

The amortized cost, approximate fair value and gross unrealized gains and losses of the Banks' securities as of December 31, 2001 and 2000, were as follows:

SECURITIES AVAILABLE-FOR-SALE

	2001				2000			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value
	(In thousands)							
U. S. Government Agency securities	$ 6,491	$ 86	$ -	$ 6,577	$ 9,110	$ 28	$ (48)	$ 9,090

SECURITIES HELD-TO-MATURITY

	2001				2000			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value
	(In thousands)							
U. S. Government Agency securities	$ 10,019	$ 145	$ (3)	$ 10,161	$ 9,000	$ 1	$ (13)	$ 8,988
Corporate bonds	14,399	387	(12)	14,774	-	-	-	-
FHLB stock, at cost	964	-	-	964	882	-	-	882
Obligations of states and political subdivisions	705	20	(3)	722	906	20	-	926
Mortgage-backed securities	2,753	59	-	2,812	5,045	75	(13)	5,107
	$ 28,840	$ 611	$ (18)	$ 29,433	$ 15,833	$ 96	$ (26)	$ 15,903

There were sales of securities available-for-sale for the years ended December 31, 2001 and 2000, however, the net realized gain/loss was not material.

The amortized cost and estimated fair value of debt securities available-for-sale and held-to-maturity at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available-for-Sale		Securities Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Due in one year or less	$ 500	$ 501	$ 2,105	$ 2,113
Due after one year through five years	5,740	5,820	19,949	20,368
Due after five years through ten years	251	256	3,069	3,176
	6,491	6,577	25,123	25,657
FHLB stock	-	-	964	964
Mortgage-backed securities	-	-	2,753	2,812
	$ 6,491	$ 6,577	$ 28,840	$ 29,433

Securities held-to-maturity totaling $4,040,000 and securities available-for-sale totaling $2,530,000 were pledged as collateral against certain public deposits at December 31, 2001. Securities held-to-maturity totaling $5,491,000 and securities available-for-sale totaling $6,908,000 were pledged as collateral against certain public deposits at December 31, 2000. Deposits associated with pledged securities had an aggregate balance of $5,960,000 and $2,707,000 at December 31, 2001 and 2000, respectively.

3. LOANS RECEIVABLE:

Loans receivable at December 31, 2001 and 2000, consisted of the following:

	2001	2000
	(In thousands)	
Mortgage loans:		
One-to-four family residential	$ 71,120	$ 80,241
Commercial real estate	18,529	15,876
Other	8,890	2,099
Commercial loans	6,869	10,702
Consumer loans	11,527	13,974
	116,935	122,892
Less --		
Undisbursed portion of mortgage loans	7,093	3,389
Escrow, net	(4)	16
Allowance for loan losses	775	966
Net deferred loan fees (costs)	85	(15)
	$ 108,986	$ 118,536

The Banks have a credit concentration in residential real estate mortgage loans. Substantially all of the Banks' customers are located in the trade areas of Jefferson, Shelby and Bibb Counties in Alabama. Although the Banks generally have established underwriting standards, including a collateral policy that stipulates thresholds for loan to collateral values, the ability of their borrowers to meet their residential mortgage obligations is dependent upon local economic conditions.

In the ordinary course of business, the Banks make loans to officers, directors, employees and other related parties. These loans are made on substantially the same terms as those prevailing for comparable transactions with others. Such loans do not involve more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans at December 31, 2001 and 2000, were $5,600,000 and $5,295,000, respectively. During the year ended December 31, 2001, new loans totaled $4,045,000, repayments were $3,704,000 and loans to parties who are no longer related totaled $36,000.

An analysis of the allowance for loan losses is detailed below.

	For the Year Ended December 31,	
	2001	2000
	(In thousands)	
Balance, beginning of period	$ 966	$ 1,038
Provision	96	135
Charge-offs	(333)	(251)
Recoveries	46	44
Balance, end of period	$ 775	$ 966

4. LAND, BUILDINGS AND EQUIPMENT:

Land, buildings and equipment at December 31, 2001 and 2000, are summarized as follows:

	2001	2000
	(In thousands)	
Land	$ 1,123	$ 1,090
Buildings and improvements	2,995	2,817
Furniture and equipment	2,222	1,901
	6,340	5,808
Less: Accumulated depreciation	2,774	2,552
	$ 3,566	$ 3,256

5. REAL ESTATE OWNED:

Real estate owned was $1,387,000 and $1,916,000 at December 31, 2001 and 2000, respectively. Foreclosed real estate owned is carried at the lower of the recorded investment in the loan or fair value of the property, less estimated costs of disposition. Holding costs related to real estate owned are expensed as incurred. Valuations are periodically performed by management and a provision for estimated losses on real estate is charged to earnings when such losses are determined. There was $29,000 and $0 valuation allowance on real estate owned at December 31, 2001 or 2000, respectively, as detailed below:

	2001
	(In thousands)
Balance, beginning of period	$ -
Provision	115
Charge-offs	(86)
Recoveries	-
Balance, end of period	$ 29

6. DEPOSITS:

Deposits at December 31, 2001 and 2000, were as follows:

	2001	2000
	(In thousands)	
Transaction accounts	$ 26,972	$ 26,576
Savings accounts	23,681	23,260
Savings certificates	95,416	86,581
	$ 146,069	$ 136,417

The aggregate amount of jumbo savings certificates with a minimum denomination of $100,000 was $18,897,000 and $15,775,000 at December 31, 2001 and 2000, respectively.

At December 31, 2001 and 2000, the scheduled maturities of savings certificates were as follows:

	2001	2000
	(In thousands)	
Within one year	$ 53,828	$ 49,999
One to three years	14,950	18,523
Three to five years	26,638	18,059
	$ 95,416	$ 86,581

Interest on deposits for the year ended December 31, 2001 and 2000, consisted of the following:

	2001	2000
	(In thousands)	
Transaction accounts	$ 244	$ 449
Savings accounts	487	682
Savings certificates	5,255	5,034
	$ 5,986	$ 6,165

7. FHLB ADVANCES:

The Company has long-term borrowings of Federal Home Loan Bank ("FHLB") advances. The advances are $17,000,000 at a fixed rate of 5.20% and have a contractual maturity date of January 12, 2011. On January 12, 2006, the FHLB has the option to convert the whole advance to a 3-month floating LIBOR, at which time the Bank may terminate the advance. The Bank has a blanket lien on its one-to-four family first mortgage loans pledged as collateral to the FHLB. There were no amounts outstanding at or during the year ended December 31, 2000.

8. INCENTIVE COMPENSATION AND EMPLOYEE BENEFITS:

Defined Benefit Pension Plan

First Federal has a noncontributory defined benefit pension plan available to all eligible employees. The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated financial statements at, or during, the periods ended December 31, 2001 and 2000:

	2001	2000
Change in benefit obligation:	(In thousands)	
Benefit obligation at beginning of year	$ 2,080	$ 1,738
Service cost	207	176
Interest cost	161	142
Actuarial loss	140	227
Benefits and expenses paid	(39)	(203)
Benefit obligation at end of year	2,549	2,080
Change in plan assets:		
Fair value of plan assets at beginning of year	1,862	1,834
Actual return (loss) on plan assets	(11)	20
Employer contribution	307	211
Benefits and expenses paid	(39)	(203)
Fair value of plan assets at end of year	2,119	1,862
Funded status of plan:		
Funded status of plan	(430)	(218)
Unrecognized actuarial loss	743	455
Unrecognized prior service cost	1	1
Unrecognized net transition asset	(8)	(9)
Net asset recognized	$ 306	$ 229
Weighted average assumptions:		
Discount rate	7.25%	7.50%
Expected return on plan assets	9.00%	9.00%
Rate of compensation increase	4.75%	5.00%

	2001	2000
Components of net periodic benefit cost:	(In thousands)	
Service cost	$ 207	$ 176
Interest cost	161	142
Expected return on plan assets	(162)	(160)
Amortization of transitional asset	(2)	(3)
Recognized actuarial loss	25	-
Net periodic benefit cost	$ 229	$ 155

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan ("ESOP") for eligible employees. In December 1997, the ESOP purchased 87,862 shares from treasury with the proceeds from a $950,000 note from the Company. The note is secured by the common stock owned by the ESOP. Principal payments under the note are due in equal and annual installments through December 2007; interest is payable at a rate of prime + 1%. The compensation expense related to the ESOP for the years ended December 31, 2001 and 2000, was approximately $102,000 and $95,000, respectively. Unearned compensation related to the ESOP was approximately $570,000 and $669,000 at December 31, 2001 and 2000, respectively, and is shown as a reduction of stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

Deferred Compensation Plan

The Company maintains a Deferred Compensation Plan pursuant to which directors, officers and select employees may annually elect to defer the receipt of Board fees and up to 25% of their salary, as applicable. Associated with the Deferred Compensation Plan is a separate grantor trust to which all fee and salary deferrals may be contributed. The trust assets will be used to pay benefits to participants, but are subject to the claims of general creditors of the Company until distributed from the trust. Subject to the guidelines under the Deferred Compensation Plan, each participant may elect (i) the time and manner under which his or her Plan benefit will be paid, and (ii) the measure of the deemed investment return on his or her deferred compensation account. Such return may be based in whole or in part on either the rate of return on the Company's common stock or First Financial's highest yielding one-year certificate of deposit. A participant who elects the Company's common stock rate of return will be distributed shares of the Company's common stock when his or her plan benefit is paid. Each director of the Company, whenever elected or appointed and whether or not also employed by the Company, is also entitled to receive an initial credit to his or her account of $71,000, which will vest based on his or her overall years of service as a director of the Company. Vested benefits become payable at the election of a participant as made one year prior to distribution. If a participant dies prior to collecting his or her entire vested benefit under the Deferred Compensation Plan, the value of such vested but unpaid benefit will be paid to the director's designated beneficiary or estate. The trust assets approximately equaled the amount of the individual participant accounts as of December 31, 2001 and 2000. In accordance with Emerging Issues Task Force No. 97-14, the Company shares owned by the trust are recorded as treasury stock and the amount owed to participants is recorded in the stockholders' equity section of the accompanying Consolidated Statements of Financial Condition. The trust owned 197,602 and 180,663 shares of the Company's common stock as of December 31, 2001 and 2000, respectively. These shares are considered in the calculation of EPS.

Stock Option Plans

The Company has four stockholder-approved stock option plans: the Incentive Stock Option Plan for senior officers and key employees (the "Stock Plan"), the Stock Option Plan for Outside Directors (the "Directors' Plan"), the 1995 Stock Option and Incentive Plan (the "1995 Plan") and the 2001 Stock Incentive Plan (the "2001 Plan"). All plans provide for the grant of options at an exercise price equal to the fair market value of the underlying stock on the date of grant. Options become exercisable on a basis as determined by the Stock Option Committee on the date of grant. Options under all plans expire no later than 10 years from date of grant. An analysis of stock options for the years ended December 31, 2001 and 2000, follows:

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	148,216	$ 6.31	164,716	$ 6.02
Granted	15,784	7.53	-	-
Exercised	(1,600)	2.50	(16,500)	3.44
Forfeited	-	-	-	-
Outstanding at end of year	162,400	6.47	148,216	6.31
Exercisable at end of year	162,400	6.47	148,216	6.31
Weighted average fair value of options granted	$ 5.06		$ N/A	

There were 17,000 shares in the 1995 Plan available for future grants at December 31, 2001, and 32,784 shares in the Stock Plan and 1995 Plan available for future grants at December 31, 2000.

The following table summarizes information about these stock options at December 31, 2001:

Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$5.25 - $7.75	133,816	4.12 years	$5.85
$8.00 - $9.13	22,784	6.95 years	$8.59
$12.13 - $12.50	5,800	6.33 years	$12.33
	162,400		

The 1995 Plan allows for the grant of restricted stock awards. Each director of the Company has received a restricted stock award for 2,000 shares of common stock that vests at the rate of 20% per year of service. Participants may elect to defer receipt of all or a percentage of shares. The compensation expense related to the restricted stock awards for each of the years ended December 31, 2001 and 2000, was approximately $41,000. At December 31, 2001 and 2000, unearned compensation related to these awards was approximately $59,000 and $100,000, respectively and is shown as a reduction to stockholders' equity in the accompanying Consolidated Statement of Financial Condition.

Incentive Compensation Plan

The Company maintains the stockholder-approved FirstFed Bancorp, Inc. Incentive Compensation Plan whereby eligible employees and directors may receive cash bonuses in the event the Company achieves certain performance goals indicative of its profitability and stability. In addition, key employees and directors are eligible to receive "Restricted Stock" awards and stock option awards. The Restricted Stock awards are considered unearned compensation at the time of award and compensation is earned ratably over the stipulated three year vesting period. There were 3,410 and 3,240 shares of restricted stock awarded during the periods ended December 31, 2001 and 2000, respectively. The compensation expense related to the Restricted Stock awards for the years ended December 31, 2001 and 2000, was approximately $21,000 and $15,000, respectively. At December 31, 2001 and 2000, unearned compensation related to the Restricted Stock awards was approximately $41,000 and $40,000, respectively, and is shown as a reduction to stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

The stock option awards are incentive stock options for employees and non-incentive stock options for non-employee directors. Both provide for the grant of options at an exercise price equal to the fair market value of the underlying stock on the date of grant. Options granted are immediately exercisable. The Incentive Compensation Plan awards of options and restricted stock were issued from the 2001 Plan. Options expire no later than 10 years from date of grant. An analysis for the years ended December 31, 2001 and 2000, follows:

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	60,350	$ 7.68	44,615	$ 7.58
Granted	17,050	6.75	16,200	8.00
Exercised	(1,800)	5.82	(465)	9.00
Forfeited	-	-	-	-
Outstanding at end of year	75,600	7.51	60,350	7.68
Exercisable at end of year	75,600	7.51	60,350	7.68
Weighted average fair value of options granted	$ 4.51		$ 3.06	

The following table summarizes information about these stock options at December 31, 2001:

Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$5.25 - $8.00	55,810	7.29 years	$6.74
$8.88 - $11.00	19,790	7.15 years	$9.71
	75,600		

There were 234,072 shares in the 2001 Plan and Incentive Compensation Plan available for future grants at December 31, 2001, and 4,532 shares in the Incentive Compensation Plan available for future grants at December 31, 2000.

Stock-Based Compensation

In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company has elected to continue to apply APB Opinion 25 and related Interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost for options granted at market value. If the Company had elected to recognize compensation cost for options granted during the years ended December 31, 2001 and 2000, based on the fair value of the options granted at the grant date as required by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except share amounts):

	2001	2000
Net income - as reported	$ 1,190	$ 1,550
Net income - pro forma	1,042	1,510
Earnings per share - as reported - basic	.50	.63
Earnings per share - pro forma - basic	.43	.61
Earnings per share - as reported - diluted	.49	.61
Earnings per share - pro forma - diluted	.43	.60

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2001	2000
Expected dividend yield	5.19%	4.38%
Expected stock price volatility	80%	34%
Risk-free interest rate	4.33%	4.98%
Expected life of options	5 years	5 years

9. COMMITMENTS AND CONTINGENCIES:

Off-Balance Sheet Items

The Banks' policy as to collateral and assumption of credit risk for off-balance sheet items are essentially the same as those for extensions of credit to its customers. At December 31, 2001, the Banks' off-balance sheet activities included outstanding commitments to originate and fund single-family mortgage loans, commercial loans, home equity loans and lines of credit totaling $15.9 million to be held in the Banks' loan portfolio. These commitments expire or mature as follows: $4.2 million within 90 days, $200,000 in 91-180 days, $3.9 million in 181 days to one year, $3.0 million in one to three years, and $4.6 million in five to ten years.

Leases

First Federal has a lease agreement for a building in which a branch office is located. Rental expense under this lease was $29,000 and $28,000 for the years ended December 31, 2001 and 2000, respectively. The lease agreement expires May 31, 2004. Future minimum lease payments under the lease in effect at December 31, 2001, are $30,000 for 2002, $31,000 for 2003, and $13,000 for 2004.

Special Dividend Declared

Subsequent to December 31, 2001, the Company declared a special dividend of $.07 per share payable on March 11, 2002, to stockholders of record on March 1, 2002. The total cash payments required for this dividend will be approximately $162,000.

Employment Agreements

The Company has employment agreements with two executive officers. These agreements provide for salary continuation for the remaining term of the contract and insurance benefits for a six-month period in the event of a change in control of the Company or the death of the officer. These contracts currently expire on December 31, 2004, and the maximum aggregate liability to the Company at December 31, 2001, is approximately $1.0 million.

Litigation

The Company and the Banks are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

10. STOCKHOLDERS' EQUITY:

In December 1991, the Company sold 2,760,000 shares (after consideration of stock splits) of common stock through subscription offerings in connection with First Federal's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank (the "Conversion"). Net proceeds of the offering were approximately $5.4 million. As required by the Office of Thrift Supervision ("OTS") regulations, First Federal established a liquidation account at the time of the Conversion for the benefit of the remaining eligible account holders. The initial balance of this liquidation account was equal to First Federal's net worth as defined by OTS regulations as of the date of the latest statement of financial condition at the time of Conversion. In the event of a complete liquidation of First Federal (and only in such event), each eligible holder shall be entitled to receive a liquidation distribution from this account in the amount of the then current adjusted balance for deposits then held, before any liquidation distribution may be made to any stockholders. The liquidation account will not restrict First Federal's use or application of net worth except for the repurchase of First Federal's stock and the payment of dividends, if such payments would cause a reduction in First Federal's net worth below the liquidation account. Furthermore, First Federal may be prohibited from declaring cash dividends and repurchasing its own stock based upon various other regulatory restrictions.

OTS regulations impose restrictions on the amount of dividends that may be paid by First Federal to FirstFed Bancorp, Inc. without prior approval. At December 31, 2001, no dividend payments could be made without prior OTS approval.

Banking laws and other regulations limit the amount of dividends a bank subsidiary may pay without prior regulatory approval. At December 31, 2001, approximately $188,000 was available for dividend payment from First State without such prior approval.

The Company maintains a Dividend Reinvestment and Stock Purchase Plan. Under this Plan, participating stockholders may elect to reinvest dividends into additional shares of the Company's common stock. In addition, monthly optional cash payments, not less than $50 and up to $2,000 per month, may be made into the Plan by participating stockholders to purchase shares of the Company's common stock. There were 500,000 shares of common stock reserved for participants of the Plan. At December 31, 2001 and 2000, 62,567 shares and 45,870 shares, respectively, had been purchased for participants under the Plan. The costs associated with this Plan were immaterial during the years ended December 31, 2001 and 2000.

11. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The Company's fair values of financial instruments as presented in accordance with the requirements of SFAS No. 107 and their related carrying amounts at December 31, 2001 and 2000, are as follows:

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)			
FINANCIAL ASSETS:				
Cash on hand and in banks	$ 3,358	$ 3,358	$ 3,173	$ 3,173
Interest-bearing deposits in other banks	11,949	11,949	1,520	1,520
Federal funds sold	7,298	7,298	43	43
Securities available-for-sale	6,577	6,577	9,090	9,090
Loans held for sale	2,158	2,158	351	351
Securities held-to-maturity	28,840	29,433	15,833	15,903
Loans receivable, net	108,986	110,823	118,536	121,457
Accrued interest receivable	1,840	1,840	1,807	1,807
FINANCIAL LIABILITIES:				
Deposits	$ 146,069	$ 150,759	$ 136,417	$ 136,632
FHLB advances	17,000	16,199	-	-
Accrued interest payable	303	303	85	85

In cases where quoted market prices are not available, fair values have been estimated using present value or other valuation techniques. These methods are highly sensitive to the assumptions used, such as those concerning appropriate discount rates and estimates of future cash flows. In that regard, estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current settlement of the underlying financial instruments, and they are not intended to represent a measure of the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair values provided above:

Cash on Hand and in Banks, Interest-Bearing Deposits in Other Banks, and Federal Fund Sold

The carrying value of highly liquid instruments, such as cash on hand, interest-bearing deposits in financial institutions and federal funds sold, are considered to approximate their fair values.

Securities Available-for-Sale and Securities Held-to-Maturity

Substantially all of the Company's securities have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying amount of accrued interest on securities approximates fair value.

Loans Held for Sale

All of the Company's loans held for sale are to be sold to third-party investors and have a readily determinable fair value.

Loans Receivable, Net

For loans with rates that are repriced in coordination with movements in market rates and with no significant change in credit risk, fair value estimates are based on carrying values. The fair values for other types of loans are estimated by discounting future cash flows using current rates at which loans with similar terms would be made to borrowers of similar credit ratings. The carrying amount of accrued interest on loans approximates fair value.

Deposits

The fair value of deposit liabilities with no stated maturity are disclosed as the amount payable on demand at the reporting date (i.e., at their carrying or book value). The fair values of fixed maturity deposits are estimated using a discounted cash flow calculation that applies rates currently offered for time deposits of similar remaining maturities.

The economic value attributable to the long-term relationship with depositors who provide low-cost funds to the Company is considered to be a separate intangible asset and is excluded from the presentation above. The carrying amount of accrued interest on deposits approximates fair value.

FHLB Advances

The fair value of FHLB advances are estimated using a discounted cash flow calculation that applies the rate currently offered for borrowings of similar terms and remaining maturity. The carrying amount of accrued interest on FHLB advances approximates fair value.

Off-Balance Sheet Instruments

Off-balance sheet financial instruments include commitments to extend credit and standby letters of credit to be held in the Banks' loan portfolios. The fair value of such instruments is negligible since the arrangements are at current rates, are for short periods, and have no significant credit exposure.

12. INCOME TAXES:

The provision for income taxes for the years ended December 31, 2001 and 2000, was as follows:

	2001	2000
	(In thousands)	
Current:		
Federal	$ 578	$ 938
State	72	176
	650	1,114
Deferred, net	(57)	(195)
Totals	$ 593	$ 919

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income taxes for the years ended December 31, 2001 and 2000, were as follows:

	2001	2000
	(In thousands)	
Pre-tax income at statutory rates	$ 606	$ 839
Add (deduct):		
State income tax, net of federal tax benefit	39	67
Tax exempt income	(115)	(46)
Other, net	63	59
Totals	$ 593	$ 919

The components of the net deferred tax asset as of December 31, 2001 and 2000, were as follows:

	2001	2000
	(In thousands)	
Deferred tax asset:		
Retirement and other benefit plans	$ 408	$ 329
Allowance for loan losses	329	461
Unrealized loss on securities available-for-sale	-	9
Depreciation	8	-
Other	162	85
	907	884
Deferred tax liability:		
Deferred loan fees	(51)	(74)
FHLB stock dividend	(203)	(203)
Unrealized gain on securities available-for-sale	(31)	-
Depreciation	-	(26)
Other	(110)	(86)
	(395)	(389)
Net deferred tax asset	$ 512	$ 495

13. PARENT COMPANY FINANCIAL STATEMENTS:

Separate condensed financial statements of the Company as of and for the years ended December 31, 2001 and 2000, are presented below:

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000
(In thousands)

	2001	2000
ASSETS:		
Interest-bearing deposits	$ 413	$ 352
Investment in subsidiaries	16,667	19,156
Bank owned life insurance	1,391	-
Other assets	586	887
	$ 19,057	$ 20,395
LIABILITIES:		
Dividend payable	$ 162	$ 178
Other liabilities	429	57
	591	235
STOCKHOLDERS' EQUITY:		
Preferred stock	-	-
Common stock	31	31
Paid-in-capital	8,081	7,954
Retained earnings	17,079	16,823
Deferred compensation obligation	1,766	1,580
Deferred compensation treasury stock	(1,792)	(1,654)
Treasury stock	(6,088)	(3,752)
Unearned compensation	(666)	(811)
Unrealized gain (loss) on securities available-for-sale, net	55	(11)
	18,466	20,160
	$ 19,057	$ 20,395

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands)

	2001	2000
Income from subsidiaries:		
Dividends	$ 4,150	$ 875
Interest	78	85
Other income	57	-
Operating expense	(658)	(675)
Income (loss) before income taxes and equity in undistributed current year subsidiaries' earnings	3,627	285
Benefit for income taxes	204	208
Income (loss) before equity in undistributed current year subsidiaries' earnings	3,831	493
Distribution in excess of current year subsidiaries earnings	(2,641)	-
Equity in undistributed current year subsidiaries' earnings	-	1,057
Net income	$ 1,190	$ 1,550

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands)

	2001	2000
Operating Activities:		
Net income	$ 1,190	$ 1,550
Distribution in excess of (equity in undistributed) current year earnings of subsidiaries'	2,641	(1,057)
	3,831	493
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Amortization of unearned compensation	168	148
Increase in cash surrender value of Bank Owned Life Insurance	(91)	-
Other, net	748	139
Net cash provided by (used in) operating activities	825	287
Investing Activities:		
Purchase of Bank Owned Life Insurance	(1,300)	-
Net cash provided by (used in) financing activities	(1,300)	-
Financing Activities:		
Proceeds from exercise of stock options	14	49
Proceeds from dividend reinvestment	115	123
Dividends paid	(950)	(879)
Purchase of treasury stock for Deferred Compensation Plan	(138)	(221)
Purchase of treasury stock	(2,336)	-
Net cash provided by (used in) financing activities	(3,295)	(928)
Increase (decrease) in cash and cash equivalents	61	(148)
Cash and cash equivalents at beginning of year	352	500
Cash and cash equivalents at end of year	$ 413	$ 352

14. SEGMENT DISCLOSURE:

The holding company is considered a separate reportable segment from the banking operations since it does not offer products or services or interact with customers, but does meet the quantitative threshold as outlined in the SFAS No.131.

The Company's segment disclosure is as follows for the years ended December 31, 2001 and 2000:

	2001			
	Banking Operations	Holding Company	Eliminations	Total Company
	(In thousands)			
Net interest income	$ 6,338	$ 78	$ -	$ 6,416
Provision for loan losses	96	-	-	96
Noninterest income	1,379	4,207	(4,207)	1,379
Noninterest expense	5,258	658	-	5,916
Income before income taxes	2,363	3,627	(4,207)	1,783
Income tax expense (benefit)	797	(204)	-	593
Net income	$ 1,566	$ 3,831	$ (4,207)	$ 1,190
Total assets	$185,185	$ 19,057	$ (22,015)	$182,227

	2000			
	Banking Operations	Holding Company	Eliminations	Total Company
	(In thousands)			
Net interest income	$ 6,907	$ 85	$ -	$ 6,992
Provision for loan losses	135	-	-	135
Noninterest income	919	875	(875)	919
Noninterest expense	4,632	675	-	5,307
Income before income taxes	3,059	285	(875)	2,469
Income tax expense (benefit)	1,127	(208)	-	919
Net income	$ 1,932	$ 493	$ (875)	$ 1,550
Total assets	$156,896	$ 20,395	$ (20,087)	$157,204

Depreciation expense is not disclosed separately by segment, since this is not considered a significant component of the profitability of a financial institution.

15. REGULATORY MATTERS:

The Banks are subject to various regulatory capital requirements administered by the federal and state banking agencies. The quantitative measures to ensure capital adequacy require the Banks to maintain minimum amounts and ratios, set forth in the table below, of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier 1 capital (as defined) to average assets (as defined), and Tangible capital to average assets. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2001 and 2000, that the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2001 and 2000, the most recent notification from the regulatory agencies categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institutions' category.

Actual capital amounts in addition to required amounts and amounts needed to be well capitalized for Tier 1, Total, Tier 1 Leverage, and Tangible ratios for the Company and the Banks, as applicable, are as follows:

	December 31, 2001 (Dollar amounts in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Rate	Amount	Rate	Amount	Rate
Tier 1 Risk-Based Capital						
Consolidated	$ 17,428	13.5%	N/A	N/A	N/A	N/A
First Federal Savings Bank	11,697	11.7%	$ 3,984	4.0%	$ 5,976	6.0%
First State Bank	3,962	13.2%	1,198	4.0%	1,797	6.0%
Total Risk-Based Capital						
Consolidated	$ 18,258	14.1%	N/A	N/A	N/A	N/A
First Federal Savings Bank	12,197	12.3%	$ 7,968	8.0%	$ 9,960	10.0%
First State Bank	4,237	14.2%	2,396	8.0%	2,995	10.0%
Tier 1 Leverage						
Consolidated	$ 17,428	9.4%	N/A	N/A	N/A	N/A
First Federal Savings Bank	11,697	8.3%	$ 5,634	4.0%	$ 7,042	5.0%
First State Bank	3,962	8.8%	1,804	4.0%	2,255	5.0%
Tangible Capital						
First Federal Savings Bank	$ 11,697	8.3%	$ 2,113	1.5%	N/A	N/A

	December 31, 2000 (Dollar amounts in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Rate	Amount	Rate	Amount	Rate
Tier 1 Risk-Based Capital						
Consolidated	$ 19,079	18.5%	N/A	N/A	N/A	N/A
First Federal Savings Bank	13,757	16.8%	$ 3,271	4.0%	$ 4,907	6.0%
First State Bank	4,320	17.1%	1,013	4.0%	1,520	6.0%
Total Risk-Based Capital						
Consolidated	$ 20,044	19.4%	N/A	N/A	N/A	N/A
First Federal Savings Bank	14,451	17.7%	$ 6,542	8.0%	$ 8,178	10.0%
First State Bank	4,591	18.1%	2,027	8.0%	2,534	10.0%
Tier 1 Leverage						
Consolidated	$ 19,079	11.7%	N/A	N/A	N/A	N/A
First Federal Savings Bank	13,757	11.8%	$ 4,678	4.0%	$ 5,848	5.0%
First State Bank	4,320	10.5%	1,644	4.0%	2,055	5.0%
Tangible Capital						
First Federal Savings Bank	$ 13,757	11.8%	$ 1,754	1.5%	N/A	N/A

16. SUBSEQUENT EVENT (UNAUDITED):

Subsequent to year end, First Federal was merged with and into First State. The name of First State was then changed to First Financial Bank ("First Financial"). First Financial will be a state-chartered bank regulated by the State of Alabama Superintendent of Banks (the "Superintendent"). In connection with the merger, the Superintendent will require First Financial to change certain methodologies previously utilized by First Federal. These changes include an adjustment related to the allowance for loan losses resulting in an additional provision of $200,000, which will be reflected in the Company's first quarter results of operations for fiscal 2002. This adjustment is in addition to a provision for loan losses that is expected to be recorded by the Company in the first quarter of approximately $150,000 resulting from the Company's evaluation of credit losses inherent in the loan portfolio subsequent to fiscal year end. The Company continually evaluates its credit risk and makes provisions for loan losses as deemed appropriate in the period incurred.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To FirstFed Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of FirstFed Bancorp, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstFed Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Birmingham, Alabama
February 1, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

FirstFed Bancorp, Inc. (the "Company") is a financial holding company headquartered in Bessemer, Alabama. At December 31, 2001, the Company owns 100% of the outstanding shares of common stock of its wholly-owned subsidiaries, First Federal Savings Bank ("First Federal") and First State Corporation ("FSC"). FSC owns 100% of the outstanding shares of common stock of First State Bank of Bibb County ("First State"). The Company's assets consist primarily of its subsidiary investments in its two financial institution subsidiaries (the "Banks") and liquid investments. Subsequent to December 31, 2001, First Federal merged with and into First State. The name of First State was then changed to First Financial Bank.

COMPARISON OF FINANCIAL CONDITION AS OF DECEMBER 31, 2001 AND 2000, AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

CHANGES IN FINANCIAL CONDITION

Total deposits increased $9.7 million to $146.1 million at December 31, 2001, compared to $136.4 million at December 31, 2000. This increase was primarily the result of an increase in certificate of deposit accounts. As markets adjusted during fiscal 2001, new funds were acquired primarily in certificates of deposit.

Federal Home Loan Bank ("FHLB") advances of $17 million were recorded early in fiscal 2001. The advances were used to purchase $14 million in corporate bonds and $3 million was used for lending. This arbitrage transaction is expected to yield a net return of 10% on equity and 1% on assets, after income taxes.

Corresponding to the increase in deposits and borrowings was an increase in total assets from $157.2 million at December 31, 2000, to $182.2 million at December 31, 2001, manifested primarily by an increase in investments of $10.5 million, the purchase of $4.2 million in Bank Owned Life Insurance and an increase in cash investments of $17.9 million. Total loans decreased to $108.9 at December 31, 2001, compared to $118.5 million at December 31, 2000. The decrease was the result of increased secondary market lending as opposed to in-house lending because many consumers preferred fixed-rate mortgage loans which are typically not retained in the loan portfolio.

Stockholders' equity decreased $1.7 million to $18.5 million at December 31, 2001. The net decrease in equity during the year ended December 31, 2001, was primarily attributable to the purchases of treasury stock totaling $2.3 million and dividends declared of $934,000, or $.38 per share, partially offset by earnings of $1,190,000.

The Bank meets all regulatory requirements related to liquidity and capital. If needed, sources of additional liquidity include certain securities which have been designated as available-for-sale and borrowing ability from the FHLB-Atlanta. See Note 10 of the "Notes to Consolidated Financial Statements" regarding capital resources.

GENERAL RESULTS OF OPERATIONS

Net income for the year ended December 31, 2001, was $1,190,000, a decrease of $360,000 from the prior year's amount of $1,550,000. The decrease was primarily the result of a decrease in net interest income related to a decrease in the interest rate spread. The decrease in the net interest spread is primarily the result of the Banks maintaining, on average, more assets in short-term liquid investments, together with the reductions in the Fed Funds rates and prime rates during fiscal 2001. While management believes that the Company is well-matched related to the timing of the repricing of assets and liabilities, assets still adjusted faster than liabilities in the short-term.

INTEREST INCOME

Total interest income increased to $13.3 million for the year ended December 31, 2001, from $13.2 million for the year ended December 31, 2000. This slight increase was primarily the result of a 10.6% increase in the average balance of interest earning assets partially offset by a decrease in the average yield on interest earning assets to 7.9% during the year ended December 31, 2001, from 8.6% for the year ended December 31, 2000. There was a decrease in the average yield on loans to 9.0% for the year ended December 31, 2001, from 9.2% for the year ended December 31, 2000, with a negligible change in the average balance of loans between years. Interest earned on securities increased $138,000 to $2,003,000 for the year ended December 31, 2001, from $1,865,000 for the year ended December 31, 2000. The increase was primarily the result of a 20.7% increase in the average balance of investments partially offset by a reduction in the average yield on investments to 6.2% for the year ended December 31, 2001, compared to 6.9% for the year ended December 31, 2000. Interest on federal funds sold and interest-bearing deposits increased $212,000 to $672,000 for the year ended December 31, 2001, from $460,000 for the year ended December 2000. This increase was primarily attributable to a 133.2% increase in the average balance of federal funds sold and interest-bearing deposits partially offset by a decrease in average yield to 3.5% for the ended December 31, 2001, from 5.6% for the year ended December 31, 2000.

INTEREST EXPENSE

Total interest expense for the year ended December 31, 2001, was $6.9 million compared to $6.2 million for the year ended December 31, 2000. Interest expense on deposits for the year ended December 31, 2001, was $6.0 million compared to $6.2 million for the year ended December 31, 2000. This decrease was primarily the result of a slight decrease in the average rate paid on deposits to 4.1%, from 4.2% for the year ended December 31, 2000. There was minimal change in the average balance of deposits between fiscal 2001 and fiscal 2000. The primary reason for the increase in interest expense was the interest expense on FHLB advances of $867,000 recorded during the year ended December 31, 2001, compared to no interest in the prior year. The interest was recorded in connection with an arbitrage transaction that included a FHLB advance of $17 million at 5.20%.

NET INTEREST INCOME

Net interest income for the year ended December 31, 2001, decreased approximately $576,000, to $6.4 million from $7.0 million for the previous year. This decrease was primarily the result of a decrease in the net interest spread to 3.6% from 4.4% in the prior period.

PROVISION FOR LOAN LOSSES

The provision for loan losses is a function of the evaluation of the allowance for loan losses. The total allowance for loan losses was $775,000 at December 31, 2001, and $966,000 at December 31, 2000. During the year ended December 31, 2001, the provision for loan losses was $96,000, while some nonperforming loans were written off which reduced the reserve balance. The ratios of the allowance to total loans of 0.71% at December 31, 2001, and 0.81% at December 31, 2000, were considered reasonable by management.

The Company's allowance for loan losses is based upon estimated loss exposure. Actual losses on loans can vary significantly from the estimate. The methods and assumptions used to calculate the allowance are continually reviewed to insure that current factors are considered in the estimation process. This effort also includes discussions with regulators of the Banks to include recommendations and comments from examination reports. Considerations in determining the allowance level include historical loss experiences, current economic conditions, distribution of the loan portfolio by risk class and the estimated value of the underlying collateral. See Note 16 of the "Notes to Consolidated Financial Statements" regarding allowance for loan losses.

The Banks segregate their loan portfolios into problem and non-problem loans. The Banks then determine the allowance for loan losses based on specific review of all problem loans by internal loan review committees. This detailed analysis primarily determines the allowance on problem loans by specific evaluation of collateral fair value. The allowance for non-problem loans considers historical losses and other relevant factors. The allowances are reviewed throughout the year to consider changes in the loan portfolio and classification of loans which results in a self-correcting mechanism.

NONINTEREST INCOME

Noninterest income for the year ended December 31, 2001, totaled $1,379,000 as compared to $919,000 for the year ended December 31, 2000. The increase was primarily the result of increases in fee income and fees from loans sold in the secondary market, as well as, earnings of $295,000 recorded on Bank Owned Life Insurance.

NONINTEREST EXPENSE

Noninterest expense for the year ended December 31, 2001, totaled $5.9 million as compared to $5.3 million for the year ended December 31, 2000. This increase was primarily attributable to general increases in salaries and employee benefits, a $115,000 provision for estimated losses on real estate owned, an increase in losses on the disposition of real estate owned and slight increases in other operating expenses.

INCOME TAXES

Federal and state income taxes decreased $326,000, or 35.5%, to $593,000 in the year ended December 31, 2001, from $919,000 for the year ended December 31, 2000. The decrease was primarily the result of the decreased income before taxes for the year ended December 31, 2001, as compared to the year ended December 31, 2000. The Company's effective tax rate for the years ended December 31, 2001 and 2000, was approximately 33% and 37%, respectively. Contributing to the reduced effective tax rate was the addition of nontaxable earnings on Bank Owned Life Insurance in the amount of $295,000.

RECENT EVENTS

In March 2002, First Federal merged with and into First State. The name of First State was then changed to First Financial Bank.

Statements contained in this report which are not historical facts and which pertain to future operating results of the Company constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward looking statements.

COMMON STOCK DATA

The Company's common stock trades on the NASDAQ SmallCap Stock Market under the symbol "FFDB". Trading information regarding the common stock appears in *The Wall Street Journal* under the abbreviation "FirstFedB". As of December 31, 2001, there were 2,311,832 shares of common stock outstanding and approximately 371 holders of record of the common stock. The following table sets forth the stock market price ranges of FirstFed Bancorp, Inc. as reported by NASDAQ SmallCap Market Systems and cash dividends declared per share of common stock for the calendar quarters as indicated.

	Stock Market Price Range		Dividends Declared
	Low	High	Per Share
Year Ended December 31, 2000:			
First Quarter	$ 9.25	$ 10.94	$ .14
Second Quarter	8.00	9.50	.07
Third Quarter	7.09	9.50	.07
Fourth Quarter	7.75	8.75	.07
Year Ended December 31, 2001:			
First Quarter	$ 7.50	$ 10.00	$ .17
Second Quarter	7.50	8.50	.07
Third Quarter	6.75	9.25	.07
Fourth Quarter	6.25	7.25	.07

BOARDS OF DIRECTORS

FirstFed Bancorp, Inc. and First Financial Bank

B. K. Goodwin, III
Chairman of the Board, Chief Executive Officer and President

Fred T. Blair
Retired, First Federal Savings Bank

James B. Koikos
Owner, Bright Star Restaurant

A. W. Kuhn
Retired, Bessemer Housing Authority

Malcolm E. Lewis
Retired, Polar Storage Locker Plant

E. H. Moore, Jr.
President and Owner, Buddy Moore Trucking, Inc.

James E. Mulkin
President, Mulkin Enterprises

Robert E. Paden
Attorney, Paden & Paden

G. Larry Russell
Certified Public Accountant

Advisory Board of Bibb County

William Elbert Belcher, III
Owner, Belcher Forest Products, Inc.

R. Hugh Edmonds
Owner, Hugh Edmonds Realty

Milton R. Fulgham
Retired, First State Bank

Randall J. Gilmore
Executive Director, Bessemer Cutoff Advocacy Center

Albert L. Green
Retired, N.D. Cass, Co.

Howard C. Pate
Retired, Owner of Ambrose Mercantile

W. Paul Province
Vice President, First Financial Bank

Joe E. Weeks
Owner, J & J Metal and Salvage and Tannehill General

OFFICERS

FirstFed Bancorp, Inc. and First Financial Bank

Executive Officers of FirstFed Bancorp, Inc. and First Financial Bank

B. K. Goodwin, III
Chairman of the Board, Chief Executive Officer and President

Lynn J. Joyce
Chief Financial Officer, Executive Vice President, Secretary and Treasurer

Officers of First Financial Bank

F. Scott Morris
Compliance and Audit Officer

Brenda M. Baswell
Vice President of Operations

Jeff V. Williams
Vice President of Lending

W. Paul Province
Vice President

Cathy N. Ackerman
Assistant Vice President and Branch Manager

W. Max Adams
Assistant Vice President and Branch Manager

John F. Ammons
Assistant Vice President and Branch Manager

Pamela Gamble
Assistant Vice President and Branch Manager

Robert Nelson, III
Assistant Vice President and Loan Officer

Martha P. Peeples
Assistant Vice President and Branch Manager

James E. Smith, Jr.
Assistant Vice President and Loan Officer

Charlotte White
Assistant Vice President and Branch Manager

J. Alton Yeager
Assistant Vice President

Linda Parish
Collections Officer

COMPANY DATA

ANNUAL MEETING

FirstFed Bancorp, Inc.'s Annual Meeting of Stockholders will be held at the Bright Star Restaurant, 304 19th Street North, Bessemer, Alabama, 35020 on Tuesday, April 23, 2002, at 4:30 P.M.

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
Birmingham, Alabama

ANNUAL REPORT ON FORM 10-KSB

The December 31, 2001, Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available on or after April 1, 2002, upon written request to all stockholders free of charge from the following:

Lynn J. Joyce, Secretary
FirstFed Bancorp, Inc.
1630 4th Avenue North
Post Office Box 340
Bessemer, AL 35021-9988

OFFICE LOCATIONS

Main Office (Bessemer): 1630 4th Avenue North 35020, (205) 428-8472
Centreville Office: 125 Birmingham Road 35042, (205) 938-7813
Hueytown Office: 1243 Hueytown Road 35023, (205) 497-4100
Hoover Office: 1604 Montgomery Highway 35216, (205) 822-8534
Pelham Office: 56 Pelham Plaza Shopping Center 35124, (205) 664-1824
Vance Office: 18704 Highway 11 North 35490, (205) 633-0904
West Blocton Office: Main Street 35184, (205) 928-7881
Woodstock Office: Highway 5 35188, (205) 926-4651

WEB PAGE ADDRESS

www.firstfedbessemer.com